United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale informs on the decision of the State Secretary for Environment and Sustainable Development — SEMAD MG

Rio de Janeiro, February 6th, 2019 — Vale informs that the State Secretary for Environment and Sustainable Development (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável, “SEMAD”) canceled the Provisional Operational Authorization (Autorização Provisória para Operar, “APO”) of the Laranjeiras dam as a consequence of the public civil action (Ação Civil Pública, “ACP”) nº 5013909-51.2019.8.13.0024, filed by the Public Prosecution Office of the State of Minas Gerais. Vale also informs that SEMAD also determined the immediate suspension of the Jangada mine due to the understanding the Operational License of this mine is unified with the Operational License of the Córrego de Feijão mine, despite the fact that these mines have distinct authorization acts. The Jangada mine has not been operating since the halting of the Córrego de Feijão mine.

As per the Press Release reported on February 4th, 2019 (“PR”), Vale informed the stoppage of disposal of tailings in several dams, among which the Laranjeiras dam used by the Brucutu mine operation.

Vale had requested the Operational License (Licença Operacional, “LO”) for the Laranjeiras dam on August 11th, 2015 and SEMAD granted the Provisional Operational Authorization on April 1st, 2016, while it evaluated the issuance of the LO. The Laranjeiras Dam was built using the conventional method and has reports of stability in force. Therefore, Vale reinforces its understanding that there is no technical and/or legal basis, nor risk assessment to justify the cancelling of the Provisional Operational Authorization.

The resumption of the Brucutu operation is conditioned to the reversal of the preliminary ruling of the above-mentioned ACP and the granting of the Operational License to the Laranjeiras dam. The cancellation of the APO has an estimated impact of approximately 30 million tons of iron ore per year, as previously informed in the above-mentioned PR.

Vale informs that it will adopt the appropriate administrative and legal measures in relation to this decision.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 6th, 2019		Director of Investor Relations